SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OSG AMERICA L.P.

(Name of Subject Company)

OSG AMERICA L.P.

(Name of Person Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

James I. Edelson

General Counsel and Secretary

OSG America LLC

Two Harbour Place

302 Knights Run Avenue

Tampa, FL 33602

(813) 209-0600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert A. Profusek, Esq.

Andrew M. Levine, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
(212) 326-3939

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 5, 2009 by OSG America L.P., a Delaware limited partnership (as amended or supplemented from time to time, including as amended by this Amendment No. 1, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as follows:

1.                                     The following sentences are inserted immediately after the second sentence of the first paragraph under the heading “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest and Transactions with the Bidder and its Affiliates”:

The members of the Conflicts Committee were asked to join the GP Board by Messrs. Arntzen or Itkin on behalf of OSG in anticipation of the Partnership’s IPO in November 2007.  The members of the Conflicts Committee have experience in the petroleum products shipping industry:  Mr. Dolphin is a Managing Director and the President of AMA Capital Partners LLC (“AMA”), a merchant banking firm in the United States primarily focused on the shipping industry, Ms. Haines was the Chief Financial Officer of OMI Corporation, a U.S.-based international shipping company, prior to OMI’s sale for in excess of $2 billion in 2007 and Mr. Benz is the Chief Executive Officer and President of Marine Spill Response Corporation, a company dedicated to the cleanup of petroleum and chemical spills by marine transportation companies.  None of the members of the Committee has been employed by or otherwise received any compensation or other payments from OSG or any of its affiliates, except for fees paid for service on the GP Board.  Mr. Dolphin was elected Chairman of the Conflicts Committee by the members of the Conflicts Committee.

2.                                     The first paragraph under the heading “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the General Partner’s Executive Officers and Directors” is replaced in its entirety with the following paragraph:

Executive Compensation.  Because the Chairman of the GP Board, Morten Arntzen, the General Partner’s President and Chief Executive Officer, Myles R. Itkin, and the General Partner’s Chief Financial Officer, Henry P. Flinter, are employees of OSG or OSG Ship Management, Inc. (“OSGM”), their compensation is set and paid by OSG or OSGM and the Partnership effectively reimburses OSG for the estimated time they spend on Partnership matters (which estimated time may differ from the actual time spent on Partnership matters).  Officers and employees of the General Partner or its affiliates participate in employee benefit plans and arrangements sponsored by OSG, the General Partner or their affiliates, including plans that may be established in the future, and do not receive separate compensation or benefits from the Partnership.

3.                                     The third paragraph under the heading “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the General Partner’s Executive Officers and Directors—Compensation of Directors” is replaced in its entirety with the following paragraph:

The GP Board approved the payment of a one-time, non-refundable fee to the Committee members in light of the fact that a very substantial amount of work would be required of the Committee and the fact that Committee members are not paid meeting or per diem fees.  The amounts were $50,000 for each of Mr. Benz and Ms. Haines and $75,000 for Mr. Dolphin, as Chairman of the Conflicts Committee.  Jones Day included a provision for the payment of such fees in the initial draft of resolutions for the GP Board that such firm prepared to confirm the Conflicts Committee’s authority in connection with OSG’s initial proposal.  A representative of Jones Day advised the Committee that in his experience the payment of fees of this nature was customary in the circumstances and that the amounts proposed were within normal ranges.  Mr. Itkin informed Mr. Dolphin, as the Chairman of the Committee, that OSG would recommend that such fees be paid subject to confirmation that they were reasonable in amount.  The amounts of such payments were approved in the summer of 2009 and were payable regardless of the outcome of the Committee’s review of any proposal by OSG.

4.                                     The following paragraph is inserted immediately after the last paragraph under the heading “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Compensation of Directors”:

Mr. Dolphin, the Chairman of the Conflicts Committee, is a Managing Director and the President of AMA.  Representatives of AMA have on several occasions since the Partnership’s IPO proposed business opportunities to OSG in the ordinary course of their business at AMA.  During this time, OSG has not engaged AMA to perform any investment banking services or paid AMA any compensation.  Mr. Dolphin did not discuss matters related to the Partnership or Mr. Dolphin’s service on the GP Board with any person, including representatives of AMA, except for executives of OSG and the General Partner, the members of the GP Board and the Committee’s advisors.

Item 4.    The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

1.                                     The paragraph under the heading “Item 4—The Solicitation or Recommendation—Determination and Recommendation of the Conflicts Committee” is replaced in its entirety with the following paragraph:

The Conflicts Committee has determined, on behalf of the General Partner and the Partnership, that the offer of  $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to the Bidder pursuant to the Offer.

2.                                     The following sentences and paragraph are inserted at the end of the sixth paragraph under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer”:

Neither Lazard nor Jones Day has advised the Partnership, the General Partner, OSG Bulk or OSG within at least the past two years.  Representatives of Lazard have from time to time, in the ordinary course of Lazard’s business, contacted OSG on behalf of Lazard clients in connection with potential transactions involving such clients.

During November and December 2008, before any proposal to acquire the publicly owned Units was made by OSG, the General Partner received two indications of possible interest in acquiring the Partnership.  One indicated a desire by a private equity firm to open discussions regarding a potential acquisition of the Units at an indicated price of $4.74 per Unit.  The other was received from a principal of AMA on behalf of two other undisclosed entities that indicated a potential price closer to $12.00 per

Unit.  The General Partner notified the GP Board of these indications of interest and solicited the views of the independent directors on how to respond to the indications of interest.  Included in each notification was a statement that OSG was not interested in pursuing discussions about the sale of its interests in the Partnership and that the Partnership’s US Flag business represented a long-term strategic holding for OSG.  The independent directors reviewed the matter and concluded that they could take no action in respect of the indications in light of OSG’s unwillingness to even consider the possible sale of its interests in the Partnership.  From time to time thereafter, including in OSG’s July 29, 2009 letter to the Conflicts Committee proposing to acquire the publicly held Units, OSG reiterated that it had no interest in selling its interests in the Partnership to a third party and, as described below, the Committee’s request for authority to permit the solicitation of alternative proposals was not granted.

3.                                     The following sentences are inserted at the end of the 12th paragraph (without giving effect to this amendment) under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer”:

Representatives of OSG and the General Partner negotiated the settlement proposal with AMSC and the termination agreement with Bender on behalf of OSG and the Partnership.  During these negotiations, the GP Board, including members of the Conflicts Committee, received periodic updates on the status of the Bender and AMSC negotiations and the GP Board in each case approved the settlement proposal and the termination agreement prior to the Partnership entering into the settlement proposal and the termination agreement.

4.                                     The last sentence of the 33rd paragraph (without giving effect to this amendment) under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following sentence:

See “—Management Forecast” for a discussion of the updated management forecast and the material assumptions related to it, as well as for a discussion of the alternative model prepared for analytical and negotiating purposes.

5.                                     The 34th paragraph (without giving effect to this amendment) under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following paragraph:

At the September 10th Conflicts Committee meeting, Lazard also reviewed in detail its preliminary valuation analyses, including the discounted distribution model, comparable publicly traded companies analysis, comparable transactions analysis, net asset valuation and premia analyses, noting that in any set of preliminary valuation analyses, each preliminary analysis indicates a distinct preliminary valuation range but cautioned against attributing particular weight to any factor or analysis. Lazard observed at this and subsequent Committee meetings that the discounted distribution methodology, unlike the other valuation methodologies (including, among others, a theoretical discounted cash flow analysis, which is based on unlevered free cash flows), is determined by calculating future distributions on a per Unit basis and that securities like the Units trade primarily based on their present and expected future yields. However, the representatives of Lazard informed the Committee that they also considered other factors and the other valuation methodologies to be relevant and reviewed them with the Committee. The representatives of Lazard noted that, with regard to the comparable transactions and the net asset valuation analyses, the data upon which the analyses were based did not reflect current market conditions. There were no precedent comparable transactions announced since September 2008, which was when the shipping industry in particular began to experience pronounced dislocation. In addition, since September 2008, there were no secondary transactions involving comparable Jones Act vessels and therefore such data could not be reflected in the net asset valuation analysis. Lazard also noted that the valuation methodologies that resulted in total equity value required a methodology to allocate total equity value among multiple classes of equity for which there was limited precedent.  The Committee’s September 10th meeting was then adjourned and reconvened on September 11, 2009.

6.                                     The fifth sentence of the 41st paragraph (without giving effect to this amendment) under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following sentence:

After considering the factors described in “Reasons for the Determination of the Conflicts Committee” below, the Committee unanimously determined, on behalf of the General Partner and the Partnership, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), from a financial view, as of September 24, 2009.

7.                                     The last sentence of the last paragraph under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following sentence:

Based upon the foregoing, the Committee’s prior deliberations with respect to this matter and the matters discussed in “—Reasons for the Determination and Recommendation of the Conflicts Committee” below, the Committee unanimously determined, on behalf of the General Partner and the Partnership, that it should recommend that Unitholders tender their Units to the Bidder pursuant to the Offer.

8.                                     The first sentence of the first paragraph under the heading “Item 4—The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee” is replaced in its entirety with the following sentence:

In reaching its determination, on behalf of the General Partner and the Partnership, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), and to recommend that the Unitholders tender their Units to the Bidder pursuant to the Offer, the Conflicts Committee considered numerous factors and a substantial amount of information, including at 15 Committee meetings held by the Committee since June 2009 and substantial discussions in between such meetings.

9.                                     The last paragraph under the heading “Item 4—The Solicitation or Recommendation—Management Forecast” is replaced in its entirety with the following paragraphs:

As described in “—Background of the Offer,” Lazard prepared, at the direction of and in consultation with the Conflicts Committee, a model (the “Alternative Model”) of possible future results of operations of the Partnership based on assumptions provided by the Committee and on industry data which reflected a more optimistic view of spot rates in the Jones Act market in 2010 and 2011 than that which OSG management had communicated to Lazard and was reflected in management’s internal forecasts.  The Committee determined that the Alternative Model could be useful as a tool to assist the Committee in seeking to negotiate a higher price for Unitholders, in the event that OSG renewed its interest in proceeding with an offer for the Units, and to assist in assessing management’s forecasts in that event.  The model included the estimates contained in the following chart of the Partnership’s TCE, or time charter equivalent revenue, and EBITDA for the years shown below.  The chart also shows the differences between the Management Forecast and the Alternative Model.

	Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
	($ in millions)
TCE Revenue
Management Forecast	$258	$300	$372	$395	$378	$381	$389	$403	$412	$425
Alternative Model	268	315	372	405	389	391	399	413	424	438
Difference	$10	$15	$0	$9	$11	$10	$10	$11	$10	$13

EBITDA(1)
Management Forecast	$72	$78	$111	$128	$122	$128	$133	$142	$147	$150

Management Forecast, as adjusted(2)	72	65	85	100	94	100	105	114	118	121
Alternative Model(2)	82	80	85	109	105	110	115	125	130	134
Difference	$10	$15	$0	$9	$11	$10	$10	$11	$11	$13

Distributable Cash Flow(3)
Management Forecast, as adjusted(2)	$45	$26	$41	$56	$49	$50	$49	$56	$63	$67
Alternative Model(2)	55	41	41	65	59	60	59	67	74	80
Difference	$10	$15	$0	$9	$11	$10	$10	$11	$11	$13

(1)             EBITDA is calculated as the Partnership’s revenue from vessel operations less operating costs, charter-in-expenses, SG&A expense, amortization of startup costs and DPO expense, plus equity income from affiliates and interest income.

(2)             As more fully described in “—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee—Valuation Analyses—Discounted Distributions Analysis,” Lazard assumed, at the direction of and in consultation with the Conflicts Committee, that the two AMSC shuttle tankers were purchased by OSG and chartered-in by the Partnership at bareboat charter rates based on a $132.7 million purchase price and a 10% discount rate.  The effect of this assumption on the Partnership is to reduce EBITDA (as shown above) and simultaneously to eliminate the financing expenses (additional interest expense and issuance of equity) associated with purchasing the ships.  The financing expenses, if incurred, negatively impact distributable cash flow and distributable cash flow per share.  This assumption has no impact on the Partnership’s EBITDAR.

(3)             Reflects purchase of two ATBs for $135 million each, financing such purchases (x) half with debt, with interest at LIBOR plus 350 basis points and (y) half with issuance of additional Units at a price of $8.00 per Unit.

As described in “—Background of the Offer,” the Conflicts Committee determined in September 2009, after the Management Forecast had been updated to reflect improvements in the Partnership’s prospects as a result of the settlement with AMSC and APSI, that, while all forecasts of future results of operations of  businesses like those operated by the Partnership are inherently uncertain, the material assumptions underlying the Management Forecast appeared to be reasonable and that it was preferable for Lazard to use the revenue, EBITDA and EBITDAR projections in the Management Forecast rather than earlier management forecasts or the Alternative Model because the Management Forecast was generally more favorable than the prior management forecast and no alternate forecast (including the Alternative Model) available to the Committee was more likely to be achieved.

As indicated above, the Management Forecast assumes that the two AMSC shuttle tankers were purchased by OSG and chartered-in by the Partnership and that the two ATB’s are purchased by the Partnership. The impact of the two shuttle tankers and two ATBs on the Partnership’s revenue, EBITDA and distributable cash flow were as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
	($ in millions)
Revenue	$0	$51	$86	$92	$95	$95	$96	$100	$103	$105
EBITDA	0	25	39	40	42	41	42	45	47	48
Distributable Cash Flow	0	15	25	26	27	27	27	31	34	36

The Management Forecast was prepared for internal use and not prepared with a view to public disclosure and is being included here only because such information was provided to Lazard and the Conflicts Committee and was used in connection with their analysis of OSG’s proposals to acquire the Units.  The Alternative Model was prepared by Lazard, at the direction of, in consultation with and using assumptions provided by the Conflicts Committee, as a tool to assist the Committee in seeking to negotiate a higher price for Unitholders, in the event that OSG renewed its interest in proceeding with an offer for the Units, and to assist in assessing management’s forecasts in that event.  Neither the Management Forecast nor the Alternative Model was prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  Neither the Management Forecast nor the Alternative Model purports to present operations in accordance with U.S. generally accepted accounting principles, and the Partnership’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Management Forecast or the Alternative Model and accordingly assumes no responsibility for them.  The Management Forecast has been prepared by, and is solely the responsibility of, management of the General Partner.  The inclusion of the Management Forecast and the Alternative Model should not be regarded as an indication that they will be predictive of actual future results, and the Management Forecast and the Alternative Model should not be relied upon as such.  No representation is made by the Partnership or any other person to any security holder of the Partnership regarding the ultimate performance of the Partnership compared to the information contained in the Management Forecast or the Alternative Model.  Although presented with numerical specificity, neither the Management Forecast nor the Alternative Model is fact and each reflects numerous assumptions and estimates as to future events that were believed to be reasonable at the time the Management Forecast and the Alternative Model, as applicable, were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Partnership’s business, all of which are difficult to predict and many of which are beyond the control of management.  In addition, neither the Management Forecast nor the Alternative Model takes into account any circumstances or events occurring after the date that it was prepared and, accordingly, neither the Management Forecast nor the Alternative Model gives effect to any changes to the Partnership’s operations or strategy that may be implemented after the consummation of the Offer.  Accordingly, there can be no assurance that either the Management Forecast or the Alternative Model will be realized, and actual results may be materially greater or less than those reflected in the Management Forecast or the Alternative Model, as applicable.  The General Partner has informed the Partnership that management does not intend to update or otherwise revise the Management Forecast to reflect circumstances existing after the date on which the Management Forecast was presented to the Committee and Lazard or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Forecast are shown to be in error.  It is also not intended that the Alternative Model will be updated or otherwise revised to reflect circumstances existing after the date on which the Alternative Model was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Alternative Model are shown to be in error.  The projections contained in the Management Forecast and the Alternative Model are forward-looking statements.  These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Information on other important potential risks and uncertainties not discussed herein may be found in the Partnership’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009.

10.                                The paragraphs under the heading “Item 4—The Solicitation or Recommendation—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee—Valuation Analyses” are replaced in their entirety with the following paragraphs:

Valuation Analyses

Discounted Distributions Analysis.  Lazard performed a discounted distributions analysis analyzing the present value of the projected distributions per Unit of the Partnership, without giving effect to the Offer, based on financial projections and estimates prepared by the management of the General Partner (including adjustments described below made at the direction of the Conflicts Committee) for the period from the fourth quarter of 2009 to calendar year 2018.  OSG assumed in the Management Forecast that the Partnership purchased from OSG for a total of $267 million two AMSC shuttle tankers as to which the Partnership had a bareboat charter option from OSG.  At the direction of the Conflicts Committee, Lazard assumed in its analysis that the two AMSC shuttle tankers were purchased by OSG and chartered-in by the Partnership at bareboat charter rates based on a $132.7 million purchase price and a 10% discount rate.

Lazard analyzed the Management Forecast, as revised, under four scenarios: (1) a scenario where the Partnership bareboat charters in two shuttle tankers from OSG (with the charter rates estimated based on a $132.7 million average purchase price for such shuttle tankers and a 10% discount rate) and purchases two Articulated Tug Barges (“ATBs”) for $135 million each, financing such purchases (x) half with debt, with interest at LIBOR plus 350 basis points and (y) half with issuance of additional Units at a price of $8.00 per Unit (“Case 1”); (2) a scenario identical to Case 1, with the additional assumption that distributions to Unit holders are suspended from the third quarter of 2009 to the fourth quarter of 2011 (“Case 2”); (3) a scenario where no new shuttle tankers or ATBs are purchased or chartered in by the Partnership (“Case 3”); and (4) a scenario identical to Case 3, with the additional assumption that distributions to Unit holders are suspended from the third quarter of 2009 to the fourth quarter of 2011 (“Case 4”).  In addition, Lazard’s analysis assumes that OSG will reach a definitive agreement with AMSC that reflects the terms of the nonbinding settlement proposal entered into by OSG, AMSC and APSI on August 31, 2009, as more fully described in the Offer to Purchase.

In the discounted distributions analysis, Lazard assumed that projected distributions would be made in accordance with the terms of the Partnership Agreement and that 100% of distributable cash flow would be distributed each quarter.  As part of the discounted distributions analysis, Lazard calculated a terminal value based on the assumption that distributions would continue in perpetuity at the projected 2018 level (without additional growth) and used equity discount rates ranging from 12.0% to 16.0%.  The Conflicts Committee determined that a nine-year forecast period was reasonable and there was no reasonable basis to require either a longer or shorter forecast period or to assume either contraction or expansion of the Partnership’s business beyond 2018.  In determining the equity discount rates, Lazard considered the cost of equity for the five publicly traded master limited partnerships in the shipping industry (identified below under “—Comparable Companies Analysis”), but noted that none of these partnerships had business, trading and structural characteristics identical to the Partnership such that the cost of equity would be the same.  Based on the foregoing, Lazard calculated a range of implied equity value per Unit of approximately $9.01 to $12.18 under Case 1, and a range of implied equity value per Unit of approximately $8.87 to $12.05 under Case 3.  (In Case 2, Lazard calculated a range of implied equity value per Unit of approximately $8.11 to $11.43 and in Case 4, Lazard calculated a range of implied equity value per Unit of approximately $7.94 to $11.25.)

Comparable Companies Analysis.  Lazard reviewed and compared selected financial information for the Partnership with corresponding financial information of the five publicly traded master limited partnerships in the shipping industry.  The partnerships considered were:

•                  Capital Product Partners L.P.

•                  K-Sea Transportation Partners L.P.

•                  Navios Maritime Partners L.P.

•                  Teekay Offshore Partners L.P.

•                  Teekay LNG Partners L.P.

For each of these partnerships, Lazard derived and compared the metrics it considered to be relevant in the shipping industry, including, among other things, the ratio of (1) the enterprise value of the selected partnership to its earnings before interest, tax, depreciation and amortization, commonly called EBITDA (referred to as EV/EBITDA in the chart below), (2) the adjusted enterprise value of the selected partnership (adjusted to reflect the capitalized value of operating lease payments) to its earnings before interest, tax, depreciation, amortization and rent, commonly called EBITDAR (referred to as Adjusted EV/EBITDAR in the chart below), and (3) each partnership’s unit price as of September 20, 2009 to its distributable cash flow (referred to as Price/DCF in the chart below). Lazard also reviewed each partnership’s distribution yield using that partnership’s most recently declared distribution, annualized, divided by that partnership’s unit price as of September 20, 2009 (each as reflected in Fact Set, public documents, company press releases and publicly available Wall Street research).  The results of these analyses are set forth in the chart below:

	EV/EBITDA				Adjusted EV/EBITDAR				Price/DCF
Limited Partnerships	2008 (actual)		2009 (estimate)		2008 (actual)		2009 (estimate)		2008 (actual)		2009 (estimate)		2010 (estimate)		Distribution Yield
Capital Product Partners L.P.	6.6	x	7.4	x	6.6	x	7.4	x	4.1	x	5.0	x	4.8	x	18.7%
K-Sea Transportation Partners L.P.	8.6	x	8.4	x	8.5	x	8.4	x	6.4	x	6.7	x	6.3	x	15.3%
Navios Maritime Partners L.P.	9.8	x	7.7	x	10.0	x	8.2	x	7.7	x	6.9	x	6.5	x	13.3%
Teekay Offshore Partners L.P.	9.1	x	9.1	x	8.9	x	9.7	x	9.1	x	9.3	x	7.1	x	11.1%
Teekay LNG Partners L.P.	12.6	x	10.5	x	12.6	x	10.5	x	10.3	x	9.4	x	8.8	x	9.5%

Lazard calculated a range of implied values per Unit by dividing the Partnership’s quarterly distribution of $0.375, annualized to $1.50, by a range of distributable cash yields of 11% — 15%.  Lazard determined the range by considering for each of the five publicly traded master limited partnerships in the shipping industry, among other things, the distribution yield, growth prospects and publicly available information about projected distributions.  Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $10.00 — $13.64.  This analysis assumes the continuation of distributions on Units at the $1.50 annual rate regardless of the Partnership’s actual future results of operations.  (In addition, the suspension of distributions on the Units is not reflected in Lazard’s analysis given that it occurred on October 29, 2009, which was after the date on which Lazard rendered its opinion.) Lazard noted in its presentation to the Conflicts Committee, however, that OSG had indicated

that the Partnership might be unable to continue to distribute to the Unit holders the minimum quarterly distribution of $0.375 (or $1.50 annually).  Had Lazard assumed the suspension or termination of quarterly distributions, the implied equity value derived from the comparable companies analysis would have been lower than the $10.00 — $13.64 range set forth above.

For reference, Lazard reviewed and compared selected financial information for the Partnership with corresponding financial information of seven non-partnership publicly traded companies in the shipping industry.  The comparable non-partnership companies were Horizon Lines, Inc., Hornbeck Offshore Services, Inc., SEACOR Holdings, Inc., d’Amico International Shipping SA, TORM A/S, Omega Navigation Enterprises, Inc. and DHT Maritime, Inc.  Of these companies, the first three are Jones Act companies, the second three are tanker companies that transport refined products in the international markets and the last was spun out of OSG.  For each of these companies, Lazard reviewed selected ratios and multiples related to enterprise value and equity value and compared such selected ratios and multiples with the corresponding ratios and multiples derived for the Partnership.

No partnership or company utilized in the comparable public company analysis is identical to the Partnership.  Lazard made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership.  Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions.

Allocating Total Equity Value Among Multiple Classes of Equity.  The Partnership has multiple classes of equity.  Because the Units have a preference, as to distributions, over the subordinated units, Lazard considered the allocation of the total equity value of the Partnership, as implied by various valuation methodologies, among the Units, the subordinated units and the general partner interest.  Regarding the allocation of the Partnership’s equity value to the Units, Lazard considered the following: (1) the relative value of the Units as compared to the value of the subordinated units as implied by the discounted distributions analysis; (2) transactions involving the purchase of subordinated units of master limited partnerships in distressed situations; and (3) the value that would be attributable to the Units in a liquidation scenario (pursuant to Article 6.01(c) of the Partnership Agreement).  Lazard considered the November 30, 1998 announced restructuring of Suburban Propane Partners, the April 6, 1999 announced acquisition of National Propane Partners and the September 24, 2001 announced recapitalization of EOTT Energy Partners.  With respect to each of these transactions, Lazard calculated the value received for the subordinated/general partner interests as a percentage of the per unit equivalent of the Unit value.  Because the market conditions, rationale and circumstances surrounding each of these three transactions were specific to such transaction, and because of the inherent differences between the businesses, operations and prospects of the Partnership and the partnerships involved in the transactions analyzed, Lazard believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer.

The calculations that Lazard made (as described in the previous paragraph) indicated a representative range of value for the subordinated units and general partner interest of 27 — 50% of the value per Unit.  This range reflects, in total, the relative value of the Units as compared to the value of the subordinated units as implied by the discounted distributions analysis and three transactions (as described in the previous paragraph) involving the purchase of subordinated units of master limited partnerships in distressed situations.  For valuation methodologies that implied a total equity value for the Partnership as a whole, Lazard used this range to allocate equity value between the Units, the subordinated units and the general partner interest.  Management of the General Partner provided Lazard with an analysis by PricewaterhouseCoopers indicating that the value of the Partnership’s 704(b) capital account, as of December 31, 2008, was $17.51 per Unit.  To the extent that a valuation methodology implied a total equity value of the Partnership such that, after allocating the Partnership’s equity value between the Units, the subordinated units and the general partner interest, the value attributable to the Units was in excess of $17.51 per Unit, Lazard allocated the Partnership’s equity value as follows: first, to the Units, up to $17.51 per Unit; second, to the subordinated units and the general partner interest, up to $17.51 per unit equivalent; and third, pro rata between the Units, the subordinated units and the general partner interest.  While this methodology reflects the rights and preferences of the Units over the subordinated units and the general partner interest in a liquidation scenario, OSG indicated that it was not considering a liquidation of the Partnership.  Given the current state of Jones Act shipping markets and the limited availability of liquidity, the actual proceeds realized from a liquidation of the Partnership could be significantly below the theoretical values implied by various valuation methodologies.

Comparable Transactions Analysis.  Lazard reviewed selected publicly available information for eight private market transactions in the shipping and marine transport industries announced in the prior five years (that is, between May 2004 and August 2008).  Each of the target companies involved in the private market transactions was a shipping company that carried refined products.  Lazard analyzed the following transactions:

Announcement Date	Acquiror	Target	Target Description

Aug-08	Maersk Product Tankers AB	Brostrom AB	Shipping, and marine and logistics services
Aug-08	General Maritime Corporation	Arlington Tankers Ltd.	Marine transport of fuel and other petroleum products
Jan-08	TORM A/S	FR8 Holdings Pte Ltd.	Commercial and technical management of marine ships
Apr-07	Teekay Corporation and TORM A/S	OMI Corporation	Marine transport of petroleum products
Sep-06	Overseas Shipholding Group, Inc.	Maritrans Inc.	Marine transport of refined petroleum and petroleum products
Jun-06	Morgan Stanley Capital Group Inc.	Heidmar Group	Marine transport and logistics of oil
Mar-05	SEACOR Holdings, Inc.	Seabulk International Inc.	Marine transport of fuel and other petroleum products
May-04	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.	Tanker vessel transportation

With respect to the financial information for the companies involved in the eight transactions identified above, Lazard relied on information available in public documents and company press releases.  Using this publicly available information, Lazard derived and compared, among other things, the ratio of the adjusted enterprise value of each acquired company (adjusted to reflect the capitalized value of operating lease payments) to its LTM EBITDAR.  Lazard considered this metric to be relevant in analyzing precedent transactions in the shipping industry.  This analysis indicated a representative range of LTM EBITDAR multiples of 10 — 11x within the comparable transaction set.  The comparable transactions analysis methodology yielded valuations for the Partnership that imply total equity values ranging from $386 million to $520 million.  Based on the analysis described under “—Allocating Total Equity Value Among Multiple Classes of Equity” and the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $16.92 — $17.51.  Because, among other things, market conditions surrounding each of the eight comparable transactions analyzed were different than market conditions facing the Partnership and none of the comparable transactions involved the acquisition of a minority interest of a controlled affiliate, Lazard believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of this analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer.

Net Asset Value.  Net asset value (“NAV”) is a commonly used valuation parameter for valuing shipping companies because of their large asset bases, the usage of which is critical to the earnings capacity of such companies.  Lazard performed a NAV analysis for the Partnership’s fleet, estimating the value of the Partnership’s vessels based on various methodologies, including secondary market transactions, estimated replacement cost and discounted cash flows analysis.  Lazard calculated the asset/operating value of the Partnership as a whole, less the Partnership’s net outstanding debt as of June 30, 2009, to arrive at a NAV for the Partnership.  Lazard then applied two different methods of calculating the appropriate discount to NAV to derive the total equity value of the Partnership.

First, Lazard reviewed the precedent transactions announced in August 2008 (Brostrom’s acquisition by Maersk Product Tankers and Arlington Tankers’ acquisition by General Maritime Corporation), considering the NAV of the target company that was publicly available at the time of the transaction announcement and the deal value.  Based on this analysis, Lazard discounted the NAV of the Partnership from 15% – 25%.  This NAV methodology yielded valuations for the Partnership that imply total equity values ranging from $286 million – $324 million.  The total equity value of the Partnership as implied by this NAV analysis was then allocated between the Partnership’s various classes of equity by assuming a range of values for the subordinated units and the general partner interest of 27% – 50% of the per unit equivalent of Unit value, as described under “—Allocating Total Equity Value Among Multiple Classes of Equity.” Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $12.55 – $16.88.

Second, Lazard reviewed the NAV trading history of publicly traded companies in the shipping industry during September 2008, before the shipping industry in particular began to experience pronounced dislocation.  Lazard considered the following 13 companies: Aries Maritime Transport Ltd., Arlington Tankers Ltd., d’Amico International Shipping S.A., DHT Maritime, Inc., General Maritime Corp., Knightsbridge Tankers Ltd., Nordic American Tanker Shipping Ltd., Omega Navigation Enterprises, Inc., OSG, Ship Finance International Ltd., Teekay Corp., TORM A/S and Tsakos Energy Navigation Ltd.  Lazard divided each selected company’s share price by its NAV per share, using both the September 4, 2008 share price and the September 23, 2009 share price of each selected company.  This analysis resulted in a price/NAV ratio range for the selected companies of 38% – 108% for September 4, 2008 (with a median of 60%, implying a 40% discount to NAV) and 7% – 82% for September 23, 2009 (with a median of 31%, implying a 69% discount to NAV).  Because the most recent reliable NAV per share data upon which Lazard based its analysis was from September 2008, Lazard applied the median implied discount rate of 40% from September 2008 to the current NAV of the Partnership.  The total equity value of the Partnership as implied by this NAV analysis was then allocated between the Partnership’s various classes of equity by assuming a range of values for the subordinated units and the general partner interest of 27% – 50% of the per unit equivalent of Unit value, as described under “Allocating Total Equity Value Among Multiple Classes of Equity.” Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $10.04 – $11.91.

Because of, among other things, the limited secondary market for Jones Act vessels and the difficulty in estimating precise values for the Partnership’s vessels, Lazard believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of either NAV analysis and, accordingly, also made qualitative judgments in applying the results of these NAV analyses.

Item 9.                    Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

(a)(10)	Amended Complaint filed in Balanced Beta Fund v. Morten Arntzen, et al., Case No. 09-CA-025646, Circuit Court of the 13th Judicial District, Hillsborough County, Florida (filed November 9, 2009)(3)
(a)(11)	Stipulation and Proposed Order, Cornelius P. Dukelow v. OSG America, L.P. et al., Index No. 650580/2009E, Supreme Court of the State of New York (filed November 19, 2009)(3)
(a)(12)	Ben Doren v. OSG America LP, et al., Case No. 09-29162, Circuit Court of the 13th Judicial District, Hillsborough County, Florida (filed November 20, 2009)(4)

(3)	Incorporated by reference to Amendment No. 1 to the Schedule TO filed by OSG and OSG Bulk on November 20, 2009.
(4)	Incorporated by reference to Amendment No. 2 to the Schedule TO filed by OSG and OSG Bulk on November 24, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2009

OSG AMERICA L.P.

By: OSG America LLC, its general partner

	By:	/s/ JAMES G. DOLPHIN
Name: James G. Dolphin
Title: Director